Exhibit (a)(5)(i)
November 21, 2006
FOR IMMEDIATE RELEASE:

Contact:	Brian Luscomb, 858/571-2229 Division Vice President, Corporate Communications
Email:	brian.luscomb@jackinthebox.com
Web site:	www.jackinthebox.com
Jack in the Box Inc. Commences Modified Dutch Auction Tender Offer
to Purchase up to 5,500,000 Shares of Common Stock
     SAN DIEGO — Jack in the Box Inc. (NYSE: JBX) today announced the commencement of a modified Dutch auction tender offer to purchase shares of its common stock. Jack in the Box Inc. is offering to purchase up to 5,500,000 shares of its common stock at a price not greater than $61.00 or less than $55.00 per share for a maximum aggregate purchase price of $335.5 million. The tender offer is currently scheduled to expire at 12:00 midnight Eastern Standard Time on Tuesday, Dec. 19, 2006, unless extended. In accordance with the rules of the Securities and Exchange Commission, Jack in the Box Inc. may purchase up to an additional 2 percent of the outstanding shares without amending or extending the tender offer.
     “This tender offer affords us an opportunity to return cash to our shareholders while reducing the number of shares outstanding by approximately 15.5 percent, thereby increasing the proportional ownership of our non-tendering shareholders,” said Linda A. Lang, chairman and chief executive officer.
     A modified Dutch auction tender offer allows stockholders to indicate how many shares and at what price(s) within the specified share price range they wish to tender their shares. The tender offer is not conditioned upon any minimum number of shares being tendered, but is subject to other conditions described in the offer to purchase. Jack in the Box Inc. expects to fund share purchases in the tender offer with available cash and a new credit facility that is expected to be in place prior to the closing of the tender offer.
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     The dealer managers for the tender offer are Wachovia Capital Markets, LLC and Morgan Stanley & Co. Incorporated. The information agent for the tender offer is D.F. King & Co., Inc., and the depositary is Mellon Investor Services LLC. The offer to purchase, letter of transmittal and related documents will be mailed to Jack in the Box Inc. stockholders. Stockholders who have questions or would like additional copies of the tender offer documents may call the information agent at (888) 628-8208. Banks and brokers may call (212) 269-5550.
     While the Jack in the Box Inc. board of directors has approved the making of the tender offer, none of Jack in the Box Inc., its board of directors, the dealer managers, the depositary or the information agent may make any recommendation to any stockholder as to whether to tender or refrain from tendering any shares or as to the price or prices at which stockholders may choose to tender their shares. Jack in the Box Inc. has not authorized any person to make any recommendation. Stockholders must decide whether to tender their shares and, if so, how many shares to tender and the price or prices at which a stockholder will tender them. In doing so, stockholders should carefully evaluate all of the information in the offer to purchase and the related letter of transmittal before making any decision with respect to the tender offer and should consult their own investment and tax advisors.
     The company’s directors and executive officers have advised the company that they do not intend to tender their shares in the offer, other than L. Robert Payne, who is retiring from the board of directors and has not yet determined whether he will tender into the offer.
About Jack in the Box Inc.
     Jack in the Box Inc. (NYSE: JBX), based in San Diego, is a restaurant company that operates and franchises Jack in the Box® restaurants, one of the nation’s largest hamburger chains, with more than 2,000 restaurants in 17 states. The company also operates a proprietary chain of convenience stores called Quick Stuff®, with more than 50 locations, each built adjacent to a full-size Jack in the Box restaurant and including a major-brand fuel station. Additionally, through a wholly owned subsidiary, the company operates and franchises Qdoba Mexican Grill®, an emerging leader in fast-casual dining, with more than 300 restaurants in 40 states. For more information, visit www.jackinthebox.com.
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Safe harbor statement
     Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that are subject to substantial risks and uncertainties. These statements, which include the company’s guidance and related assumptions, may be identified by the use of words such as “assumption,” “believes,” “estimates,” “expects,” “goals,” “guidance,” “plans,” “will,” and other words of similar meaning.
     The following are some of the factors that could cause the company’s actual estimates and its goals to differ materially from those expressed in the forward-looking statements: delays in the opening of new or remodeled restaurants; loss of sales due to restaurant closures caused by adverse weather or other events in the regions in which the restaurants are located; changes in laws, regulations and accounting rules and interpretations; adverse economic and other local, national and international conditions or events that affect consumer spending; the inability to refinance the company’s existing credit facility or successfully complete the tender offer as currently contemplated. Costs may exceed projections, including the cost of food, packaging, labor, pending or future legal claims, new restaurant construction and remodels, and utilities. Additional factors that may adversely affect results include the effect of any widespread negative publicity regarding the company, the foodservice industry in general or particular foods. Further information about factors that could affect the company’s financial results is included in the company’s annual report on Form 10-K and its periodic reports on Form 10-Q filed with the Securities and Exchange Commission. The information in this press release is as of November 21, 2006. Except as required by law, the company undertakes no obligation to update or revise any forward-looking statement whether as the result of new information or otherwise.
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Tender offer statement
     This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell, any shares. The full details of the tender offer, including complete instructions on how to tender shares, are included in the offer to purchase, the letter of transmittal and related materials, which are expected to be mailed to stockholders shortly. Stockholders should read carefully the offer to purchase, the letter of transmittal and other related materials when they are available because they will contain important information. Stockholders may obtain free copies of the offer to purchase and other related materials when filed with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. In addition, stockholders also may obtain a copy of these documents, free of charge, from D.F. King & Co., Inc., the company’s information agent for the tender offer.
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